

November 25, 2009

Via Facsimile (917) 777-3360 and U.S. Mail

Daniel E. Stoller, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, NY 10036

Re: **Presidential Life Corporation**
        Schedule 13D
        Filed February 17, 2009 by Herbert Kurz
        File No. 005-31681

        Revised Preliminary Proxy Statement on Schedule 14A
        Filed November 20, 2009 by Herbert Kurz
        File No. 000-05486

Dear Mr. Stoller:

      We have reviewed the above-referenced filing and have the following comments.

Schedule 13D

1.   We note your response to prior comment 1. Please confirm Mr. Kurz's understanding that the late filing of his initial Schedule 13D does not and cannot cure a past violation, and the filing does not foreclose the Commission from taking any action in the future.

2.   We note your response to prior comment 2. Please confirm the Foundation's understanding that the late filing of its initial Schedule 13D does not and cannot cure a past violation, and the filing does not foreclose the Commission from taking any action in the future.

3.   Also with respect to your response to prior comment 2, it appears that the Foundation believes no individual has beneficial ownership over the shares it holds of record. It is our view that the individuals who control the Foundation's operations, in this case its directors, have beneficial ownership over the shares in question. The directors must be included in facing pages in the Schedule 13D, although they may continue to disclaim beneficial ownership as set forth in the instructions to Schedule 13D. Please file an amendment to the Schedule 13D in compliance with this comment.

Revised Preliminary Schedule 14A

4.   We reissue prior comment 4 in its entirety. As noted above, while Mr. Kurz may disclaim his beneficial ownership of shares held of record by the Foundation, his position as a director in the Foundation indicates that he has, at least, shared voting and dispositive authority over these shares.

Reasons for the Consent Solicitation, page 4

5.   We note your response to prior comment 10. Please revise your disclosure to include a brief description of the CGQ measurement and its relevance on the company.

Annex A

6.   Please revise the second sentence under the heading "Shares Held by Participants" to make a definitive statement as to whether the Nominees have beneficial ownership over the shares listed thereunder.

Closing Comments

Please amend the preliminary proxy statement in response to these comments. Clearly and precisely mark the changes to the preliminary proxy statement effected by the amendment, as required by Rule 14a-6(h) and Rule 310 of Regulation S-T. We may have further comments upon receipt of your amendment; therefore, please allow adequate time after the filing of the amendment for further staff review.

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions